

# Chrissa McFarlane · 2nd

 Patientory, Inc.

Author of Future Women ◆ Healthcare Visionary Executive ◆ Changemaker ◆ Global Citizen ◆ Practical Futurist ◆

Atlanta, Georgia, United States · 500+ connections ·

**Contact info**

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## Experience



### Founder + CEO
Patientory, Inc.
2015 – Present · 5 yrs
Atlanta, Georgia

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### Board Member
Patientory Association
2018 – Present · 2 yrs
Global

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### Healthcare + Crypto/Blockchain Contributing Writer
Forbes
2018 – Present · 2 yrs
Global

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### Advisor
HeartIn Inc
2020 – Present · less than a year



### Health Insurance Navigator Product Manager
Sherpaa
2014 – 2015 · 1 yr
New York, New York

### Business Consultant
Independent
2012 – 2014 · 2 yrs
Winston-Salem, North Carolina

EMR Sales Development - Comprises Consulting
Business Development - Goodwill Industries of NWNC
Pharmaceutical Operations - Legacy Consultant Pharmacy



### T.E.A.M. AmeriCorps - Toomer Elementary School Corps Teacher
Georgia State University College of Education/Alonzo A. Crim Center for Urban Educational Excellence
2011 – 2012 · 1 yr
Atlanta, Georgia



### Hospital - Community Outreach Program Director
The Mental Health Association in Tompkins County/Cayuga Medical Center
2009 – 2011 · 2 yrs
Ithaca, New York



### Laboratory/Research Assistant
US Department of Agriculture - Robert Holley Center for Agriculture and Health
2007 – 2009 · 2 yrs
Ithaca, New York

### Co-Founder + COO
Patois Jamaican Restaurant & Catering
2006 – 2008 · 2 yrs
Bronx,NY

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## Education



### Wake Forest University School of Business

Master of Arts in Business Management (M.A.), Babcock Graduate School of Business,
Marketing Research & Healthcare Concentrations



### Georgia State University

Postbaccalaureate Premedical Certificate Program



### Cornell University

Bachelor of Arts (B.A.) cum laude, Double Major in Africana Studies/Spanish, Double Minor in
Latin American Studies/Global Health

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## Licenses & certifications



### Kingian Non-Violence Conflict Reconciliation

The King Center

**See credential**



### Medical Interpretation - Spanish Language

Culture Connect, Inc.

**See credential**



### Professional Medical Auditor

AAPC

**See credential**

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## Volunteer experience



### HIMSS Digital Influencer & Changemaker #HIMSS20

HIMSS

Dec 2019 – Present • 1 yr 1 mo



### FY 2019-2020 Interoperability & HIE Committee

HIMSS

Aug 2018 – Present • 2 yrs 5 mos



### FY19 Blockchain in Healthcare Task Force- Interoperability & HIE Committee Liaison
HIMSS
Aug 2018 – Present  •  2 yrs 5 mos

**Show 5 more experiences** ⌄

## Skills & endorsements

**Research** · 32

**Hasani X and 31 connections** have given endorsements for this skill

**Spanish** · 27

**Hasani X and 26 connections** have given endorsements for this skill

**Data Analysis** · 17

Endorsed by **Marisa (Meiyu) Hong, who is highly skilled at this**

**Show more** ⌄

## Recommendations

**Received (7)**      Given (10)



### N. Gina Malak
Digital Health | Speaker | HL7 FHIR Interoperability Professional
November 4, 2020, N. Gina was a client of Chrissa's

Chrissa Digital Health story is amazing. She is a true pionee leader in our industry. I really enjoy working with Chrissa an Patientory as strategic partners. I continue to look forward solution collaborations and much successes.



### Jonathan M. Fuchs
Principal and CEO, at Jonathan Fuchs Consultancy, a Health Management and Population Health/Data Analytics Consultant

RE REFERENCE for Chrissa McFarlane I am delighted to pro reference for Chrissa McFarlane. As a member of the Board Directors of the Patientory Association – of which Chrissa is President – I have known and worked with Ms. McFarlane fo three years. Through this affiliati... **See more**

October 27, 2020, Chrissa
worked with Jonathan M. in the
same group

**Show more ⌄**

## Accomplishments

**6** **Publications**

Incentivizing Change within Social Determinants of Health using Blockchain Technology • FUTURE
WOMEN – Minority Female Entrepreneurship and the Fourth Industrial Revolution in the Era of
Blockchain and Cryptocurrency. • Interview with Chrissa McFarlane • Pragmatic, Interdisciplinary
Perspectives on Blockchain and Distributed Ledger Technology: Paving the Future for Healthcare
 • Patientory: A Healthcare Peer-to-Peer EMR Storage Network • South Africa: The Rise of Traditio
Medicine

**2** **Languages**

English • Spanish

## Interests

**VC Taskforce**
498 followers

**Blockchain & Healthcare**
193 members

**Global Business Leaders of Color (GBLO**
304 members

**Lisa Wardell** in
Chairman and CEO, Adtalem Global Educa
2,550 followers

**COVID-19 Digital Health Directory**
478 members

**JP Morgan Healthcare Conference**
1,297 members

**See all**